LEHMAN BROTHERS





December 5, 2005



Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Re:  Lehman Brothers  Holdings Inc.
     Commission File No. 001-09466
     Form 10-K for the Fiscal Year Ended November 30, 2004
     Forms 10-Q for the Quarters Ended February 28, 2005, May 31, 2005 and August 31, 2005


Dear Mr. Pande:

The following responses are provided in connection with your November 18, 2005 letter (the "Comment Letter") regarding the Securities and Exchange Commission ("SEC" or "Commission") staff's review of Lehman Brothers Holdings Inc.'s (together with its subsidiaries, the "Company," "we," or "our") Annual Report on Form 10-K for the year ended November 30, 2004 and Forms 10-Q for the quarterly periods ended February 28, 2005, May 31, 2005 and August 31, 2005 (together the "Filings"). Included below are the Company's responses to the questions raised in the Comment Letter. Numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. In responding to the Comment Letter we acknowledge that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Mr. Amit Pande                                                          Page 2
Securities and Exchange Commission

Form 10-K for the Fiscal Year Ended November 30, 2004
Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies - Consolidation Accounting Policies

1. We note that you adopted FASB Interpretation No. 46R (FIN 46R) for all variable interest entities (VIEs) in which you hold a variable interest in 2004. Please revise your future filings to include all disclosures required by paragraphs 23-26 of FIN 46R related to VIEs in which you are either the primary beneficiary or hold a significant variable interest, or tell us why these disclosures are not required.

     FIN 46R paragraphs 23-26 require disclosures associated with consolidated and unconsolidated variable interest entities (VIEs). In Note 4 Securitizations and Other Off-Balance-Sheet Arrangements we provide FIN 46R disclosures associated with our involvement with consolidated and unconsolidated VIEs, under the heading Non-QSPE Activities.

     In future filings, we will provide a cross-reference in Note 1 to these additional disclosures in Note 4, and we will also expand our disclosures of consolidated VIEs in accordance with FIN 46R paragraphs 23-26 to include the amount and the balance sheet classification of the underlying VIE assets as well as the amount of non-recourse financing.

Note 6. Business Combinations

2. We note that the Neuberger final purchase price adjustment of $307 million recorded in 2004 was based on a third-party valuation of restricted common shares issued in the business combination. We further note that these shares were initially valued at a 25% discount to market value based on a third-party valuation. Please tell us the discount to market you applied to determine the revised value of these shares and how you determined that the revised value represented the fair value of issued shares.

     In Note 7 Identifiable Intangible Assets and Goodwill we disclose that during 2004 we finalized the purchase price valuation of the Neuberger acquisition and, as a result, we reduced the initial purchase price valuation by approximately $307 million. The $307 million adjustment to the initial purchase price valuation is the dollar value equivalent of the 25% discount to market value for the restricted shares issued in the acquisition (as discussed in Note 6). The initial purchase price valuation did not utilize a discount to the market value for these restricted shares.

     The 25% discount to the market value for the restricted shares reflects selling restrictions that extend through 2011, and is based on an independent third-party valuation.


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Mr. Amit Pande                                                          Page 3
Securities and Exchange Commission


Note 7. Identifiable Intangible Assets and Goodwill

3. Please describe the nature of your mutual fund customer-related intangibles and tell us how you determined that they are indefinite lived, indicating the authoritative guidance upon which you rely including your consideration of paragraph 11 of SFAS 142.

     SFAS 142 paragraph 11 requires recognition of intangible assets to be based on their useful lives to the reporting entity. If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset, the useful life should be considered to be indefinite. In addition, the reporting entity should consider whether any legal, regulatory, or contractual provisions that enable renewal or extension of the assets legal or contractual life can be accomplished without substantial cost.

     In analyzing the useful life of the purchased mutual fund customer-related intangibles, we considered the nature of the investment management agreements and the historical experience of the Neuberger Berman branded mutual funds. Neuberger Berman has investment management agreements directly with the mutual funds rather than with investors in the mutual funds. The decision to extend the investment management agreements with Neuberger Berman branded funds is made by the independent Board of Directors for the respective mutual funds. Historical experience has shown that Neuberger Berman has always been re-appointed as the asset manager for every Neuberger Berman branded mutual fund. The Neuberger Berman branded funds have been in existence for 23 years on average, with lifespans ranging from 2 to 55 years. Given management's expectation of perpetual renewal of the investment management agreements with the Neuberger Berman branded funds at little to no cost, mutual fund customer-related intangibles were deemed to have an indefinite life.

     The Company performs an annual impairment review for all intangible assets, including indefinite life intangibles in accordance with SFAS 142.

Note 10. Fair Value of Financial Instruments

4. Please revise future filings to present the fair value of your financial instruments, including off balance-sheet financial instruments, with the related carrying amount in a form that makes it clear whether the fair value and carrying amount represent assets or liabilities and how the carrying amounts relate to what is reported in the statement of financial position. Refer to Paragraph 10 of SFAS 107, as amended by paragraph 532 of SFAS 133.

     In Note 10 Fair Value of Financial Instruments we disclose that all on-balance-sheet financial instruments (assets and liabilities) are recorded at fair value or amounts that approximate fair value, other than long-term debt liabilities and certain long-term repurchase agreements, for which we disclose our carrying value and related fair value as of November 30, 2004.

     In future filings, we will revise our disclosures to state that our off-balance-sheet financial instruments are also carried at fair value, including all derivatives, guarantees and lending-related commitments. In addition, we will, as requested, also more clearly present the fair value and carrying value of each financial asset and liability not carried at fair value or at an amount that approximates fair value.


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Mr. Amit Pande                                                          Page 4
Securities and Exchange Commission


Note 11. Commitments and Contingencies

5. We note your disclosures about the settlement amounts related to two litigation matters. Please tell us and revise future filings to

o Quantify for each year presented the amounts accrued in connection with litigation matters for which you believe it is probable that a liability was incurred or an asset impaired; and

o Quantify the range of possible loss for those matters where you believe that there is at least a reasonable possibility that a loss or an additional loss that may have been incurred.

     If you do not have probable losses or losses which are reasonably possible, please state so in future filings. Please refer to SFAS 5 and FIN 14.

     The Company records loss accruals for litigation matters meeting the SFAS 5 criteria of a probable loss and for which the loss amount, or minimum amount, can be reasonably estimated. The Company discloses the nature of all significant litigation matters under Item 3, Legal Proceedings in the Form 10-K. We have provided the amount of the Company's liability for litigation matters as of November 30, 2004 to you supplementally. The Company has not disclosed the dollar amount of liabilities recognized for litigation matters because the amount is not considered to be material to the Company's financial condition. SFAS 5 states that the amount of an accrual recognized in accordance with SFAS 5 may be necessary to be disclosed in some circumstances for the financial statements not to be misleading. After giving consideration to the litigation matters outstanding in the periods presented and our estimate of probable losses and the reasonably possible range of losses, we do not believe further disclosure of such matters is necessary for the financial statements not to be misleading.

6. Please tell us and revise future filings to disclose how the $280 million settlement with your insurance carriers for the litigation occurring prior to January 2003 and the $223 million settlement under the Memorandum of Understanding for the Enron litigation did not result in a net gain or loss.

     The $280 million settlement with our insurance carriers related to several matters, including Enron, Worldcom and other matters. There was no net gain or loss on this settlement with our insurance carriers, as the $280 million represented the aggregate settlement associated with all these matters.

     In future filings, we will include this clarification as the reason why the settlement did not result in a net gain or loss.


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Mr. Amit Pande                                                          Page 5
Securities and Exchange Commission


Note 16. Incentive Plans - Restricted Stock Units

7. We note that in 2004 you measured compensation cost for your restricted stock units (RSUs) based on the market value of your common stock at the date of grant less a discount for sale restriction. We further note that a discount was not applied to awards granted prior to 2004. Please tell us and revise future filings to disclose the reasons for the accounting change.

     We disclosed in Note 1 Summary of Significant Accounting Policies (under the subcaption Equity-Based Compensation) that the Company adopted the SFAS 123 fair-value method of accounting for equity-based employee awards beginning in 2004. In accordance with SFAS 123, RSU awards were recorded at fair value. Fair value included recognition of a discount from the market value of our unrestricted common stock on the date of grant, to reflect selling restrictions subsequent to the vesting date of the RSU. The Company elected to utilize the prospective transition method permitted by SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under this method of transition, equity-based employee awards for the years ended November 30, 2003 and before continue to be accounted for under APB 25, utilizing the intrinsic value method of recognizing compensation expense. Therefore, discounts associated with selling restrictions after the vesting date were not recognized for awards granted prior to 2004.

     In future filings we will clarify in Note 16 that the adoption of SFAS 123 was the reason for this change in measurement.

8. Please tell us the impact of applying this sale restriction discount in 2004 on your RSU compensation cost.

     Beginning in 2004, RSU awards were recorded at fair value which included recognition of a discount from the market value of our unrestricted common stock on the date of grant to reflect selling restrictions after the vesting date of the RSU. We have provided the effect of utilizing a selling restriction discount on our 2004 compensation expense to you supplementally.


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Mr. Amit Pande                                                          Page 6
Securities and Exchange Commission


9. In the first paragraph on page 117 you state that you included 39.9 million amortized RSUs in your basic and diluted earnings per share at November 30, 2004. We note in the table on page 116 that you had a total of 64.24 million RSUs outstanding at November 30, 2004. Please clarify why the number of RSUs included in your diluted earnings per share calculations on page 114 is only 2.2 million when compared to the remaining 24.34 million unamortized RSUs.

     Of the 24.3 million remaining unamortized RSUs noted, 10.5 million were granted on the last day of fiscal 2004 and, therefore, had only a nominal impact on diluted earnings per share. The remaining 13.8 million unamortized RSUs resulted in 2.2 million shares being utilized in the computation of diluted earnings per share, in accordance with the treasury stock method. In applying the treasury stock method, the unamortized compensation cost and the hypothetical tax benefit were deemed to be proceeds used to repurchase common stock and, therefore, offset the potential dilutive effect of the remaining unamortized RSUs.

Please feel free to call me at (212) 526-9295 if you wish to discuss any of our responses to the Comment Letter, or to answer any other questions you may have.


Sincerely,



/s/ Christopher M. O'Meara
--------------------------
Christopher M. O'Meara
Chief Financial Officer
Lehman Brothers Holdings Inc.